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                              October 8, 2021

       Israel Bar
       Chief Executive Officer
       Maris Tech Ltd.
       3 Golda Meir Street
       Ness Ziona, Israel 7403648

                                                        Re: Maris Tech Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted September
27, 2021
                                                            CIK No. 0001872964

       Dear Mr. Bar:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Our Competitive Advantage, page 2

   1.                                                   We note your revisions
in response to prior comment 1. The use of the term
                                                        "engagement(s)" here
and elsewhere in the prospectus creates ambiguity as to legal enforceability. Please
revise to refer to "agreement(s)" where a contractual relationship exists, and consider
referring to "arrangement(s)" to indicate a less formal relationship. In either case, ensure it
is clear from your disclosure what are the respective rights and obligations of each
entity.
 Israel Bar
FirstName
Maris TechLastNameIsrael Bar
             Ltd.
Comapany
October     NameMaris Tech Ltd.
         8, 2021
October
Page  2 8, 2021 Page 2
FirstName LastName
Prospectus Summary
Recent Developments, page 2

2. Please revise to reconcile the apparent inconsistencies between your disclosure here and elsewhere (e.g., pages F-14, F-37, and F-38) as to the identity of (i) your placement agent for the March 2021 private placement and (ii) the underwriter for an initial public offering pursuant to which no cash fee would be due under the Advisory Services Agreement.
Risk Factors, page 12

3. We note your revisions in response to prior comment 5. Please further revise to eliminate statements that you are, or may qualify as, a smaller reporting company in your summary of risk factors, within the risk factor caption "We are an emerging growth company and a smaller reporting company. . . ," and in the final paragraph of text thereunder.
4. We note your revisions in response to prior comment 22, along with the statement that
         "there may be a significant amount of time between executing a contract with a customer and delivery of the product to the customer" (pages 13, 49). In light of the fact that your backlog has doubled (from $1,060,000 as of January 1, 2020, to $2,200,000 as of January
         1, 2021, of which $400,000 is not expected to be delivered until
2022), please further
         revise to describe the factors underlying delivery delay. To the extent these factors also relate to your planned expansion of operations (through new products and targeting new markets), please highlight the material risks these potentially entail.
Capitalization, page 38

5. We note your response to prior comment 13 and your revised disclosure. However, we do not believe that you have adequately addressed our prior comment. As previously requested, please revise your disclosure to disclose the impact on your capitalization if your underwriters exercise their over-allotment option.
Dilution, page 41

6. You disclose on page 41 that you had a negative net tangible book value of $0.53 per
         Ordinary Share as of June 30, 2021 based on 3,085,000 Ordinary Shares issued and outstanding on June 30, 2021. The share amount does not appear consistent with the share amount presented in the balance sheet on page F-3. Please advise or revise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 50

7. We note your updated disclosure in response to prior comment 17 and reissue the comment in part. Your discussion of operating cash flows appears to be a recitation of changes disclosed on the consolidated statements of cash flows. Please revise and expand this discussion to include the primary drivers of, and other material factors necessary to
 Israel Bar
Maris Tech Ltd.
October 8, 2021
Page 3
         understand, changes in working capital components. Refer to section IV.B of SEC Release
         33-8350.
Contractual Obligations, page 52

8. Please revise your table of contractual obligations to provide information as of the latest balance sheet date and also disclose any estimated interest payments as well as any assumptions you made to derive these amounts.
Taxation, page 101

9. Your revisions in response to prior comment 25 include the statement that you are currently in the process of obtaining approval from the IIA in connection with the offering of securities. Please describe the status of this approval and, if material, highlight the risks to investors if approval is not obtained.
10. We further note the statement that any change of ownership of your shares that would make a non-Israeli citizen or resident an "interested party," as defined in the Research
         Law, will require the Company to provide a prior written notice to the IIA. Please clarify when a non-Israeli investor will be deemed an "interested party," and the effect of failing to submit a prior written notice.
Notes to the Financial Statements
Note 7 - Equity, page F-12

11. We note your disclosure on page F-13 that the fair value of the warrants issued in the
         March 2021 Private Placement was calculated by an independent valuation expert. Please tell us the nature and extent of the valuation specialists involvement and whether you believe the valuation expert was acting as an expert as defined under
Section 11(a) of the
         Securities Act of 1933 and Section 436(b) of Regulation C, such that you must disclose the name of the valuation expert in the Form F-1 along with a consent from the valuation expert once the Form F-1 is publicly filed. If you conclude the valuation expert is not considered an expert under the Securities Act, please revise your filing to clarify.
Note 2 - Significant Accounting Policies
G - Revenue Recognition, page F-27

12.    We note your response to prior comments 29 and 30. Please provide additional
       disclosures in the filing regarding the nature of your proprietary software, your
FirstName LastNameIsrael Bar
       performance obligations with regards to the embedded software and your analysis of the
Comapany
       POCNameMaris      TechASC
             contracts under   Ltd. 606-10-25, similar to the disclosures
provided in your
Octoberresponse.
         8, 2021 Page 3
FirstName LastName
 Israel Bar
FirstName
Maris TechLastNameIsrael Bar
             Ltd.
Comapany
October     NameMaris Tech Ltd.
         8, 2021
October
Page  4 8, 2021 Page 4
FirstName LastName
       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Angela Gomes